SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2003

Commission File No. 1-14110

PECHINEY
(Name of Registrant)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: [X]     Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:[ ]      No:  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:[ ]     No:  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:[ ]     No:  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 29, 2003, announcing Pechiney’s for the first quarter of 2003 results.

April 29, 2003

PRESS RELEASE

First Quarter Results 2003

Pechiney announces earnings from operations in the first quarter of 2003 of € 72 million, down 31% from the first quarter of 2002, but representing a slight increase over earnings from operations in the last quarter of 2002. The Group's net income in the first quarter of 2003 is close to break-even, at € –2 million. Adjusted net income (*) for the same period stands at € 37 million, down 24% from the first quarter of 2002.

Major events in the period:

  Decision by the Corus Group not to proceed with the sale of its aluminum conversion assets to Pechiney. Pechiney received a break-up fee of € 20 million.
  Pechiney Continuous Improvement System. At the end of the first quarter of 2003, cumulated Continuous Improvement gains totaled € 154 million.
  Restructuring of industrial asset base. The procedures initiated for the partial or total closing of several manufacturing facilities in France in the Group's three sectors are moving forward as planned and most of the associated restructuring costs, as announced in January, were covered by provisions in the first quarter.
  Restructuring at the aluminum conversion plant in Ravenswood (West Virginia). The facility's drastic restructuring plan launched in the fourth quarter of 2002 is beginning to bear fruit, with reduced losses compared with the fourth quarter of 2002.
  AP50 project in South Africa. A consortium was chosen, comprised of Technip-Coflexip and Bateman, assisted by Bechtel.
  Bauxite-alumina-aluminum project in Russia with Sual. On April 9, 2003, Aluminium Pechiney and Sual (Russia's second largest producer of primary aluminum) announced the signing of an agreement to pursue further negotiations on the co-development of the bauxite, alumina and aluminum complex in the Republic of Komi (Russian federation).
  Projected construction of a plastic tube plant in Mexico, which will enable Cebal to reduce costs significantly in cosmetics packaging.
  Proposed resolution by two Pechiney shareholders to convert preferred shares "B" into common shares "A".
  Hedging the risk of depreciation of the U.S. dollar. Given current uncertainty about the parity of the U.S. dollar vis-à-vis the euro in an environment characterized by low aluminum prices on the LME, the Group decided to hedge a significant portion of its sensitivity to the U.S. dollar in the event that the parity would exceed U.S.$ 1.10 per euro. The Group therefore recently purchased options, which at this stage represent approximately 40% of the estimated annual sensitivity of its earnings from operations to the U.S. dollar, that it can exercise for a period of 12 months as of July 1, 2003.

Commentary & prospects
Commenting the first quarter results, Jean-Pierre Rodier declared: "In the first quarter, the Group reported good operating performance in an environment marked by the impact of the depreciation of the U.S. dollar, a rise in the cost of energy and certain raw materials, and an economic situation that remained depressed. These results were made possible by continued initiatives in the Pechiney Continuous Improvement System, which is now being implemented in Primary Aluminum, and by the increase in sales volume in some Packaging divisions and in the European aerospace business. The restructuring programmes announced by certain divisions in January, which involve temporary cost overruns, are moving forward as planned. In the near future, which remains uncertain at the economic level, the Group's priority remains the success of the Pechiney Continuous Improvement System, which must be accelerated even more in order to achieve its objectives completely."

Statement of income (French GAAP)

Millions of euros	Q1 2002	Q4 2002	Q1 2003	(*) Published net income per share as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items. Pechiney believes that presenting net income as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items is an additional measure of performance that investors can use to compare net income between reporting periods.

Net sales	2,814	2,678	2,820
Earnings from operations	104	71	72
Restructuring expense, other	(16)	(126)	(61)
(expense) income
Financial expense, net	(11)	(11)	(11)
Income tax expense	(28)	39	6
Equity affiliates	1	(1)	1
Minority interests	(4)	3	(2)
Net Income before goodwill	46	(25)	5
Goodwill amortisation	(9)	(7)	(7)
except. Goodwill amortisation	-	(50)	-
Net income	37	(82)	(2)
Net Income Per share "A" (€)	0.47	(1.06)	(0.03)

Adjusted Net Income *	49	50	37
Adj. Net inc. / share* bef. GW	0.74	0.74	0.56
Adj. net income per share*	0.62	0.65	0.48

Main trends – Q1 2003

In the first quarter of 2003, the Group reported a net loss of € 2 million, for a net loss per share of € 0.03, compared with net income of € 37 million in the first quarter of 2002. Adjusted net income[1] per share was € 0.48 versus € 0.62 in the first quarter of 2002.

At € 2,820 million, consolidated net sales in the quarter were generally stable compared with the first quarter of 2002. Net sales from manufacturing activities (excluding International Trade) decreased by 5% from the same period in 2002, and by 6% on a comparable basis. International Trade benefited from the consolidation of Pechiney Far East, as division net sales rose 9% during the period and declined 14% on a comparable basis.

Earnings from operations in the period totaled € 72 million, down 31% from the first quarter of 2002. This decrease was mainly due to external causes (depreciation of the U.S. dollar, rise in the cost of raw materials and energy), while all three sectors showed marked improvement in operating performance, particularly Aluminum Conversion, a sector in which results climbed rapidly in the first quarter.

The Primary Aluminum sector was mainly affected by the considerable depreciation of the U.S. dollar vis-à-vis the euro, a trend which continued throughout the first quarter. The average realised price of aluminum on the LME improved slightly compared with the first quarter of 2002.

The Aluminum Conversion sector was characterized, as in 2002, by the contrasting situation of activities in Europe and in the United States. Despite the absence of an upswing in demand in the most cyclical end-user markets (industrial production linked to investment, construction, aerospace), European activities benefited from a rise in shipments to the aerospace market in Europe in the first quarter (related to the end of destocking and to the initial deliveries for Airbus’ A380 plane) and from sustained demand for can stock. In the United States, the aerospace market remained flat, and industrial investment markets continued to stall.

Lastly, as the Group predicted, the Packaging sector was confronted by a squeeze effect in the first quarter as the price of resins rose sharply. The sector was also affected by the negative impact of the translation of its American profits into euros as a result of the depreciation of the U.S. dollar in the last 12 months. Market conditions in beauty and cosmetics packaging remained difficult, particularly

[1] See the definition of adjusted net income in the note on page 1.

in luxury markets where pricing pressure remains strong.

Continuous Improvement System – Q1 2003

In addition to the cumulated gains, gross of inflation, of € 130 million reported at the end of 2002, € 24 million were generated in the first quarter of 2003. Cumulated gains since January 1, 2002, thus total € 154 million.

Cumulated Continuous Improvement gains at the end of March 2003

During the first quarter of 2003, Primary Aluminum benefited from its first significant gains in volume as a result of a 0.7% rise in the Group's consolidated production of primary aluminum (+ 3.1% excluding its Dutch plant, PNL), compared with the first quarter of 2002. Conversely, in Packaging, cost reduction measures were masked by current restructuring, with a negative impact on costs that could last until the end of the first half.

Finally, beyond its impact on costs, Pechiney’s Continuous Improvement System demonstrated its effectiveness in the area of customer service and has allowed a strong rise in higher added value products volumes in European Conversion.

Principal indicators

Recent developments – Q1 2003

   January 17: Projected construction of a plastic tube plant in Mexico. The new entity will manufacture plastic tubes for the North American cosmetics market. This operation enables Cebal Americas, a division in the Group's Packaging Sector, to focus on its priority markets to improve service and competitiveness and to take advantage of growth opportunities in the region.
  February 28: Proposed resolution by two Pechiney   shareholders (ABN AMRO Contrepartie France SNC and ABC   Arbitrage) to convert preferred shares "B" into common   shares "A", on the basis of 11 common shares " A" for 10   preferred shares "B". This resolution was adopted by the Annual   Shareholders' Meeting of April 3, 2003. Conversion will therefore   take place if the special meeting of holders of preferred shares   "B" approves this measure by a two-thirds majority. First call for   this special meeting is on May 27, 2003, at 3:00 p.m. in Paris.
  March 13: Decision by the Corus Group plc not to proceed   with the sale of its aluminum conversion assets to Pechiney   subsequent to the veto by the Supervisory Board of its Dutch   subsidiary, in spite of the preliminary agreement signed in   October 2002 by Pechiney and Corus.
  March 19: Production idled at the Auzat smelter for reasons   of safety.

	Q1	Q4	Q1
	2002	2002	2003

Average euro/U.S. dollar	0.88	1.00	1.07
Realised € /$ (Primary Al.)	0.88	0.98	1.04
LME average price ($/t)	1,395	1,359	1,392
Average realized price ($/t)	$ 1,354	1,334	1,368

Net Sales (Millions of euros)
Earnings from Operations (Millions of euros)

Net Sales (new organization2)

Millions of euros	Q1 2002	Q4 2002	Q1 2003

Compared with the fourth quarter of 2002, earnings from operations were down € 7 million, primarily owing to the high level in billing on major technology sales contracts recorded at the end of last year.

For the second quarter of 2003, while the realised price of aluminum is likely to remain at a level close to that of the first quarter, the sector will be confronted by the full effect of the accelerated depreciation of the U.S. dollar since January 2003, the impact of which was only partially felt in the first quarter since it typically takes two months to manifest itself.

Aluminum Conversion

Earnings from operations in the Aluminum Conversion sector went from € 4 million in the first quarter of 2002 to € 15 million in the first quarter of 2003, representing a solid increase from one period to the other.

Earnings from operations in European activities went from € 15 million in the first quarter of 2002 to € 26 million, reaching the highest level since the first quarter of 2001. In the fourth quarter of 2002, earnings from operations totaled € 15 million.

This good performance compared with the first quarter of 2002 was mainly due to the following factors.

  The good industrial performance of the Neuf-Brisach facility (Cans, Automotive, Standard Rolled Products division), which succeeded in debottlenecking operations and thereby benefited from strong demand for can stock throughout the first quarter. The plant continued to improve its product mix thanks to a 50% increase in sales volume in car body sheets. The volume of standard rolled products also rose significantly (+ 26%).
   Good management at the Issoire facility (Aerospace, Transport, Industry division), led to a considerable reduction in production costs since the beginning of 2002, to a better balance in the product mix to the advantage of engineering plates, and to a significant rise in sales volume in the first quarter of 2003 linked to a 15% increase in shipments to the aerospace market in Europe, marking the end of the destocking seen at Airbus in 2002.

Foil and Strip (Foil and Strip / Specialties division) continued to capitalize on the much improved operating performance and strong increase in volume at the Rugles plant, thanks to the integration of the Eurofoil teams in 2002.

On the other hand, operating results in Extrusions (Extrusions, Casting Alloys, Automotive division) were affected by the depressed economic environment in France and Germany in industry and construction.

Primary Aluminium	488	469	473
Aluminium Conversion	678	625	659
Packaging	615	554	559

Net sales from industria operations	1,781	1,648	1,691

International Trade	1,033	1,030	1,129

Total	2,814	2,678	2,820

Earnings from operations (new organization)

Millions of euros	Q1 2002	Q4 2002	Q1 2003

Primary Aluminium	69	50	43
Aluminium Conversion	4	0	15
Packaging	33	24	26
International Trade	19	20	14
Holdings	(21)	(23)	(26)

Total	104	71	72

Segment Information – First quarter 2003

Primary Aluminum (Aluminum Metal, Bauxite–Alumina and Ferroalloys) At € 43 million, earnings from operations in the first quarter of 2003 were down € 26 million from the same period in 2002.

This decrease was entirely linked to the impact of the depreciation of the U.S. dollar vis-à-vis the euro on the translation of both LME prices and geographic premiums. The $/€ parity realised by primary aluminum activities moved from 0.88 to 1.04, representing a decrease of 15.3% in the value of the dollar vis-à-vis the euro. The realised price of aluminum on the LME rose slightly during the period (+ 1%), while the sector was confronted by an increase in energy costs. Altogether, the negative impact of external factors was € 31 million.

The good operating performance reported in the sector made it possible to offset this impact to some degree. Sales volume of primary aluminum increased by 0.7% in the period, in spite of persistent production problems at PNL in the Netherlands. Excluding PNL, production at Group smelters rose 3.1% over the first quarter of 2002. It will most likely be necessary to wait until the end of 2003 before the PNL smelter reestablishes an optimal production rate and stabilizes its production costs after the weather related breakdown that occurred in the fourth quarter of 2002.

[2] 2002 numbers have been restated according to the new organization launched on February 1st 2003.

In the United States (Ravenswood, Vernon and Aluminum Lithium), the operating loss totaled € 11 million in the first quarter, stable compared with the first quarter of 2002, and € 4 million better than in the fourth quarter of 2002.

The recovery plan at the Ravenswood plant launched in September 2002 led to a significant improvement in the plant’s operating results. In the first quarter of 2003, the result of American activities included a loss of more than € 3 million linked to the resetting of the aluminum lithium activity (Chicago), which partially masked the improvement in results at Ravenswood, where losses stood at € 8 million for the quarter.

Order books, with the exception of extrusions, remain satisfactory in Europe and should allow a good performance in the second quarter. However, it should be noted that there is limited visibility in the aerospace sector from the summer. In the United States, there are still no signs of a pick-up in final demand.

Packaging

Earnings from operations from Packaging activities totaled € 26 million, down € 7 million from the first quarter of 2002 and up € 2 million from the previous quarter.

As the Group had announced in January, the increase in the price of plastic resins in the first quarter had a strong negative impact on results in the Packaging sector, since the selling price / raw materials price squeeze effect alone explains more than the drop in earnings from operations compared with the first quarter of 2002. This impact was primarily concentrated on flexible packaging activities in Europe and in the United States, where resins account for almost 50% of production costs. Raw materials price increases are progressively passed through to selling prices, often in application of pass-through clauses in the United States. These price increases can nevertheless take several months to go through. Overall, the squeeze impact from higher raw material prices should therefore be significantly reduced in the second half of this year.

In addition to this impact, there was the negative effect of translating the results of the sector's American activities linked to the depreciation of the U.S. dollar vis-à-vis the euro.

Excluding the parity impact and the raw materials squeeze, the Packaging sector’ earnings from operations would have been significantly higher versus 2002.

From the point of view of business, the markets for flexible packaging and plastic tubes in beauty and cosmetics benefited from the anticipated rise in volumes, whereas demand in the aerosol and luxury markets remained sluggish. Techpack International, which serves beauty and luxury markets, was also confronted by cost overruns linked to strikes at the Lir France plants likely to be closed (Avallon, Provins) and to the shutdown of its Watertown facility in the United States. These incidents could continue to disrupt Techpack's cost structure through to the end of June. Finally, while selling prices in the beauty sector declined from the first quarter of 2002, they have remained stable since the fourth quarter of 2002.

In the second quarter of 2003, the negative impact of the increase in the price of resins will undoubtedly continue to make itself felt. Resins prices in the second half will depend on the level of the price of oil. In addition, as in the first quarter, the current period will be marked by numerous cases of industrial restructuring, the Continuous Improvement benefits of which are mostly expected in the second half. Finally, the luxury market (approximately 20% of sales in the Packaging sector), which has continued to decline since the end of 2001, shows no signs of recovery.

International Trade

Earnings from operations in International Trade declined € 5 million from the first quarter of 2002, from € 19 million to € 14 million, and was down € 6 million from the previous quarter. The positive impact of the integration of the copper trading activities of Pechiney Far East did not offset the lesser performance of the other trading activities and the decrease in the result of distribution activities linked to the lackluster economic environment. In addition, the division was affected by the negative effect of the depreciation of the U.S. dollar for more than € 3 million compared with the first quarter of 2002. This impact should continue to weigh on the division's results in 2003, which are expected to be closer to their historical average after a record year in 2002.

Other statement of income items

Income from operations totaled € 11 million in the first quarter of 2003, versus € 88 million in the first quarter of 2002. This figure included € 48 million in restructuring expense and other (expense) income linked to the restructuring of the Group's manufacturing base (total or partial closings: Auzat, Aubagne, Sabart, Lir France). Additional expense related to these closings should be charged by the end of the year in the amount of approximately € 15 million and bring the total to a level in line with what was announced in January (€ 50 million to € 70 million).

Net financial expense totaled € 11 million in the first quarter of 2003, stable compared with the first and fourth quarters of 2002.

Current and deferred income taxes represented income of € 6 million in the first quarter of 2003 versus a charge of € 28 million in the same period in 2002.

Cash flow

The cash flow generated by operations was down 33% from the first quarter of 2002 to € 179 million, but rose sharply compared with the previous quarter when it totaled € 24 million. Net of investments and divestitures, the Group's cash flow stood at € 54 million in the first quarter of 2003.

Financial structure

As of March 31, 2003, net indebtedness totaled € 1,366 million, down € 71 million from December 31, 2002. Compared with shareholders' equity and minority interests of € 3,120 million, the debt-to-equity ratio was 0.44, compared with 0.45 as of December 31, 2002.

As of March 31, 2003, the total number of outstanding shares was 82,513,683, of which 4,716,938 were owned by the Company.

Amortisation of goodwill The Group continues the regular amortisation of its goodwill on the basis of French accounting standards. A charge of € 7 million was recorded in the first quarter of 2003.
Calendar

	Payment of dividend:	May 7. 2003
	Pechiney Investor Day (London):	June 17. 2003
	Next consensus survey:	June 27. 2003
	First half results:	July 30. 2003

Certain statements in this press release that describe Pechiney’s intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney’s actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact: Charles L. Ranunkel :	Tél. : 01 56 28 25 07 Fax : 01 56 28 33 38	Press Contacts: Chrystèle Ivins: Tel: 33 1 56 28 24 18 chrystele.ivins@pechiney.com Stephan Giraud: Tel: 33 1 56 28 24 19 stephan.giraud@pechiney.com
PECHINEY
7, place du Chancelier Adenauer 75116 Paris E-mail : Pechiney-IR-Team@pechiney.com Internet : http://www.pechiney.com

Appendix

Comparison with American accounting standards (US GAAP)

Statement of Income Q1 2003

Millions of euros	French	FAS	FAS	US

The accounting principles applied by the Group in the preparation of its financial statements differ in certain points from generally accepted accounting principles in the United States. The impact of these differences is presented in the accompanying tables.

Accounting for derivatives and hedging operations

Pechiney's financial statements prepared in accordance with US GAAP reflect the application of SFAS 133, which requires that derivative instruments (foreign exchange, interest rates, commodities) be recognized in the balance sheet at fair value, and sets criteria to define transactions that may be accounted for as hedging operations.

On the basis of these criteria, certain hedging operations, although efficient from an economic point of view, are not recognized as hedging activities As a result, gains and losses resulting from the mark to market of certain hedging instruments are to be recorded in net income or in equity, with no recognition of the inverse effect of the mark to market of the hedged items.

For this reason, the impact of this standard on results varies according to market conditions and is difficult to forecast. The application of SFAS 133 generated a net accounting charge (with no impact on cash flow) of € 1 million in the first quarter of 2003.

Amortisation of goodwill

In Pechiney's financial statements prepared in accordance with US GAAP, business combinations are recorded in compliance with the accounting standard SFAS 142, which requires that goodwill be no longer amortised on a recurring basis, but be regularly tested for impairment, leading, if necessary to non-recurring amortisation.

The application of SFAS 142 led to the cancellation of recurring amortisation in the first quarter of 2003

The differences in the balance sheet as of March 31, 2003, included the impacts of SFAS 133, SFAS 142 and SFAS 87 (reduction in shareholders' equity due to the different way complementary retirement provisions are recorded in US and in French GAAP). These differences amounted to a net reduction in shareholders’ equity of 79 million as of March 31. 2003 in US GAAP, down from 105 million as of December 31. 2002.

	GAAP	133	142	GAAP
		Impact	Impact

Net Sales	2,820	2	-	2,822

Earnings from	72	(5)		67
operations			-

Restructuring expense, other (expense) income	(61)	-	-	(61)

Income from	11	(5)	-	6
operations
Financial expense, net	(11)	3	-	(8)
Income tax benefit	6	1	-	7
(expense)
Equity in net earnings of affiliates	1	2	-	3

Minority interests	(2)	-	-	(2)
Goodwill amortisation	(7)	-	7	-
Exceptional Goodwill	-	-
amortisation

Net Income	(2)	1	7	6

Balance Sheet as of 31/03/2003

Millions of euros	French	US		US
	GAAP	GAAP		GAAP
		Impact

Long-term assets	4,807	(41)	4,766
Current assets	3,423	233	3,656

Total assets	8,230	192	8,422
Shareholder's equity	2,969	(79)	2,890
Minority Interests	151	-	151
Long-term liabilities	2,664	51	2,715
Current liabilities	2,446	220	2,666

Total liabilities and Shareholder's equity	8,230	192	8,422

Appendix

PECHINEY

Consolidated Statement of Income
French GAAP

(in millions of euros)	Q1 2002	Q1 2003

Net sales	2,814	2,820
Other operating revenues	30	30
Cost of goods sold (excluding depreciation)	(2,473)	(2,522)
Selling, general and administrative expense	(153)	(148)
Research and development expense	(24)	(24)
Amortisation (excluding goodwill)	(90)	(84)

Earnings from operations	104	72
Restructuring expense and Long-lived assets writedowns	(10)	(50)
Other (expense) income	(6)	(11)

Income from operations	88	11
Financial expense, net	(11)	(11)

Income before income taxes	77	0
Income tax benefit (expense)	(28)	6

Income from consolidated companies	49	6
Equity in net earnings of affiliates	1	1
Minority interests	(4)	(2)

Net Income before goodwill	46	5
Goodwill amortisation	(9)	(7)
Exceptional Goodwill amortisation	-	-

Net Income	37	(2)

Net Income per share "A" (€) (*)	0.47	(0.03)

(*) Computed on the average number of "A" and "B" shares, i.e. 77,796,745 for the first quarter of 2003 (excluding treasury shares).

Adjusted Net Income per share Calculation

- Adjusted net Income (**)	49	37
- Adjusted net Income per share (€)	0.62	0.48

(**) Published net income per share as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items. Pechiney believes that presenting net income as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items is an additional measure of performance that investors can use to compare net income between reporting periods. Net income as adjusted to exclude the impact, after taxes, of those items can provide a more relevant view of a company's financial performance.

Consolidated Statement of Cash Flow

(in millions of euros)	Q1 2002	Q1 2003

Resources from Operations	162	155
Change in working capital requirements	89	(17)
Utilisation of provisions and other	17	41

Cash provided by Operations	268	179
Capital expenditures	(94)	(124)
Financial investments	(24)	(3)
Divestitures and other	4	2

Net Cash-flow	154	54
Dividends paid	-	-
Purchase of treasury shares	-	-
Increase in capital	35	-

Increase (decrease) in Cash	189	54

Appendix

PECHINEY

Consolidated Statement of Income

French GAAP

		2002			2003

(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	2,814	3,397	3,020	2,678	2,820
Other operating revenues	30	41	35	38	30
Cost of goods sold (excluding depreciation)	(2,473)	(3,042)	(2,717)	(2,379)	(2,522)
Selling, general and administrative expense	(153)	(152)	(142)	(163)	(148)
Research and development expense	(24)	(20)	(22)	(24)	(24)
Amortisation (excluding goodwill)	(90)	(87)	(79)	(79)	(84)

Earnings from operations	104	137	95	71	72
Restructuring expense and Long-lived assets	(10)	(43)	(7)	(85)	(50)
writedowns
Other (expense) income	(6)	(11)	(40)	(41)	(11)

Income from operations	88	83	48	(55)	11
Financial expense, net	(11)	(11)	(16)	(11)	(11)

Income before income taxes	77	72	32	(66)	0
Income tax benefit (expense)	(28)	(31)	(19)	39	6
Income from consolidated companies	49	41	13	(27)	6
Equity in net earnings of affiliates	1	3	0	(1)	1
Minority interests	(4)	4	(3)	3	(2)
Net Income before goodwill	46	48	10	(25)	5
Goodwill amortisation	(9)	(8)	(8)	(7)	(7)
Exceptional Goodwill amortisation	-	(31)	(16)	(50)	-
Net Income	37	9	(14)	(82)	(2)

Adjusted Net Income per share Calculation

- Adjusted net Income (*)	49	74	38	50	37
- Adjusted net Income per share (€)	0.62	0.94	0.48	0.65	0.48

(*) Published net income per share as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items. Pechiney believes that presenting net income as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items is an additional measure of performance that investors can use to compare net income between reporting periods. Net income as adjusted to exclude the impact, after taxes, of those items can provide a more relevant view of a company's financial performance.

Earnings from operations (new organization)

	2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Primary Aluminium	69	93	70	50	43
Aluminium Conversion	4	9	0	0	15
Packaging	33	40	32	24	26
International Trade	19	18	16	20	14
Holdings	(21)	(23)	(23)	(23)	(26)

Total	104	137	95	71	72
Total EBITDA (**)	194	224	174	150	156

Consolidated primary Aluminium Prod. (kt)	215	219	221	222	217
Average realised LME price ($/t)(***)	1,354	1,385	1,360	1,334	1,368
Realised € /$ – Primary Aluminium	0.88	0.90	0.95	0.98	1.04

Average euro/U.S. dollar	0.88	0.92	0.98	1.00	1.07

(**) Earnings from operations before depreciation.
(***) Average actual selling price of a metric ton of primary aluminium (excluding premiums) negotiated by the Group during the quarter.

Appendix
Consolidated Balance Sheet

French GAAP

(in millions of euros)	As of 31/12/2002	As of 31/03/2003

ASSETS
Long-term assets
Property, plant and equipment, net	2,832	2,844
Goodwill, net	637	622
Other intangible assets, net	163	150
Investments in equity affiliates	285	282
Long-term investments	139	112
Deferred income taxes	505	527
Other long-term assets	279	270

	4,840	4,807
Current assets
Inventories, net	1,525	1,424
Accounts receivable – Trade	1,281	1,386
Deferred income taxes	51	50
Prepaid expenses	72	67
Other receivables	29	25
Marketable securities	153	166
Cash	283	305

	3,394	3,423

Total assets	8,234	8,230

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholder's equity
Capital stock
- Common shares "A"	1,242	1,242
- Preferred shares "B"	16	16
Treasury shares	(180)	(180)
Share premium	790	790
Retained earnings	1,297	1,295
Cumulative translation adjustement	(151)	(194)
	3,014	2,969
Minority interests	149	151
Long-term liabilities
Deferred income taxes	195	194
Other long-term liabilities	1,142	1,180

	1,337	1,374
Long-term debt	1,465	1,290
Current liabilities
Accounts payable – Trade	1,456	1,501
Accrued liabilities	376	373
Other payables	8	6
Current portion of long-term debt	39	193
Short-term bank loans	390	373

	2,269	2,446

Total liabilities and shareholders' equity	8,234	8,230

Net Debt	1,437	1,366
Shareholder's equity + Minority interests	3,163	3,120
Gearing	0.45	0.44

Appendix

PECHINEY

Consolidated Statement of Income

US GAAP

(in millions of euros)	Q1 2002	Q1 2003

Net sales	2,810	2,822
Other operating revenues	30	30
Cost of goods sold (excluding depreciation)	(2,448)	(2,529)
Selling, general and administrative expense	(153)	(148)
Research and development expense	(24)	(24)
Amortisation (excluding goodwill)	(90)	(84)

Earnings from operations	125	67

Restructuring expense and Long-lived assets writedown	(10)	(50)
Other (expense) income	(6)	(11)

Income from operations	109	6
Financial expense, net	(11)	(8)

Income before income taxes	98	(2)
Income tax benefit (expense)	(35)	7

Income from consolidated companies	63	5
Equity in net earnings of affiliates	3	3
Minority interests	(4)	(2)

Net Income before goodwill and effect of change in	62	6
accounting principle
Exceptional Goodwill amortisation	-	-
Net Income before effect of change in accounting	62	6
principle
Effect of change in accounting principle	(31)	-

Net Income	31	6

Net Income per share "A" (€) (*)	0.39	0.07

(*) Computed on the average number of "A" and "B" shares, i.e. 77,796,745 for the first quarter of 2003 (excluding treasury shares).

Adjusted Net Income per share Calculation

- Adjusted net Income (**)	74	45
- Adjusted net Income per share (€)	0.94	0.58

(**) Published net income per share as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items. Pechiney believes that presenting net income as adjusted to exclude the impact, after taxes, of restructuring expense, other (expense) income and other non-recurring items is an additional measure of performance that investors can use to compare net income between reporting periods. Net income as adjusted to exclude the impact, after taxes, of those items can provide a more relevant view of a company's financial performance.
Consolidated Statement of Cash Flow

(in millions of euros)	Q1 2002	Q1 2003

Resources from Operations	176	153
Change in working capital requirements	59	(11)
Utilisation of provisions and other	33	37

Cash provided by Operations	268	179
Capital expenditures	(94)	(124)
Financial investments	(24)	(3)
Divestitures and other	4	2

Net Cash-flow	154	54
Dividends paid	-	-
Purchase of treasury shares	-	-
Increase in capital	35	-

Increase (decrease) in Cash	189	54

Appendix

Consolidated Balance Sheet

US GAAP

(in millions of euros)	As of 31/12/2002	As of 31/03/2003

ASSETS
Current assets
Cash	283	305
Marketable securities	153	166
Other receivables	11	8
Prepaid expenses	309	342
Deferred income taxes	47	42
Accounts receivable – Trade	1,269	1,379
Inventories, net	1,524	1,414

	3,596	3,656
Long-term assets
Other long-term assets	201	204
Deferred income taxes	499	520
Long-term investments	139	112
Investments in equity affiliates	285	285
Other intangible assets, net	163	150
Goodwill, net	659	651
Property, plant and equipment, net	2,832	2,844

	4,778	4,766

Total assets	8,374	8,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Short term debt
Short term bank loans	392	373
Current portion of long term debt	39	193
Other payables	8	6
Accrued liabilities	579	598
Accounts payable – Trade	1,451	1,496

	2,469	2,666
Other long term liabilities	45	51
Long term Debt	1,465	1,290
Long term Liabilities
Other long term liabilities	1,142	1,180
Deferred income taxes	195	194

	1,337	1,374
Minority Interests	149	151
Shareholder's equity
Fair value of derivative instruments	33	47
Cumulative translation adjustment	(151)	(192)
Additional minimum pension liability	(141)	(139)
Retained earnings	1,300	1,306
Share premium	790	790
Treasury shares	(180)	(180)
Capital stock	1,258	1,258
- Common shares "A"	1,242	1,242
- Preferred shares "B"	16	16

	2,909	2,890

Total liabilities and shareholders' equity	8,374	8,422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003	PECHINEY By: /s/ OLIVIER MALLET Name: Olivier MALLET Title: Chief Financial Officer